January 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Al Payot, Tyler Howes, Sasha Parikh and Tim Buchmiller

Re:	Vigil Neuroscience, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-261230

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between January 3, 2022 and the date hereof we effected the distribution of approximately 2,350 copies of the Company’s Preliminary Prospectus dated January 3, 2022 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:01 p.m., Eastern Time, on January 6, 2022, or as soon thereafter as practicable.

[Signatures follow]

Very truly yours,

MORGAN STANLEY & CO. LLC
JEFFERIES LLC
As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks

Name:	Kalli Dircks
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Dustin Tyner

Name:	Dustin Tyner
Title:	Managing Director

[Signature Page to Request for Acceleration of Effectiveness]